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                              June 13, 2023

       Yusuke Shono
       Chief Executive Officer
       Warrantee Inc.
       1103, Kitahama Craft
       2-4-1 Doshomachi, Chuo-ku
       Osaka City, Osaka 541-0045, Japan

                                                        Re: Warrantee Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 2, 2023
                                                            File No. 333-272367

       Dear Yusuke Shono:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 2, 2023

       Risk Factors
       Risks Related to this Offering and Ownership of the ADSs, page 21

   1. Please revise your risk factors section to update and expand your discussion regarding your failure to satisfy
your periodic reporting obligation under the Securities Exchange
                                                        Act of 1934, including
relevant disclosure specifically related to this failure and your internal controls over
financial reporting as well as potential consequences for the company and impact to
investors given your recent failure to meet your periodic reporting obligation and should
you continue to fail to meet your periodic reporting obligation in the future. We note your
risk factors titled "We will incur significant increased costs as a result of operating as
a public company..." and "We have identified deficiencies that could
 Yusuke Shono
Warrantee Inc.
June 13, 2023
Page 2
      aggregate to a material weakness in our internal control over financial reporting..."
      beginning on page 22 and 23, respectively.
General

2. We note your registration statement on Form F-1 that went effective on June 30, 2022 to offer ADSs, as well as the effective Form 8-A to register those securities under Section
      12(b) of the Securities Exchange Act of 1934. In light of the effectiveness of these filings, it appears you are subject to the periodic reporting requirements of the Exchange
      Act. Therefore, in accordance with the applicable requirements for foreign private issuers, please file an annual report on Form 20-F for the fiscal year ended March 31, 2022, which should include financial information for the fiscal years ended March 31, 2022, 2021 and
      2020. Additionally, we note that it appears you may soon be required to file an annual report on Form 20-F for the fiscal year ended March 31, 2023, which should include audited financial information for the fiscal years ended March 31, 2023, 2022, and 2021.
      Finally, please file any outstanding required current reports on Form 6-K as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                            Sincerely,
FirstName LastNameYusuke Shono
                                                            Division of
Corporation Finance
Comapany NameWarrantee Inc.
                                                            Office of Trade &
Services
June 13, 2023 Page 2
cc:       Ying Li
FirstName LastName